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VIA EDGAR CORRESPONDENCE
May 27, 2008

Larry M. Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Checkpoint Systems, Inc.
Form 10-K for period ending 12/30/2007, File No. 001-11257
Filed on February 28, 2008
Dear Mr. Spirgel:
     On behalf of Checkpoint Systems, Inc. (the “Company”), we are responding to your letter dated May 13, 2008 with respect to the above-referenced filing. Pursuant to the telephone conversation on May 27, 2008 between Kathleen Krebs and the undersigned, the Company hereby confirms its expectation that, on or about June 11, 2008, it will provide the Staff of the Division of Corporation Finance with detailed responses to the Staff’s comments.
     Please contact the undersigned at (202) 637-2165, or Alison Keith at (202) 637-1070, with any questions or comments you may have regarding this matter.

Very truly yours,
/s/ Joel H. Trotter
Joel H. Trotter
of LATHAM & WATKINS LLP

cc:	John R. Van Zile Senior Vice President, General Counsel and Secretary Checkpoint Systems, Inc. Raymond D. Andrews Senior Vice President and Chief Financial Officer Checkpoint Systems, Inc.